This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 20, 2003, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and to extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING SHARES OF COMMON STOCK

of

DMI Furniture, Inc.

at

$3.30 Net Per Share

by

Churchill Acquisition Corp.

a wholly owned subsidiary of

Flexsteel Industries, Inc.

Churchill Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel”), is offering to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of DMI Furniture, Inc., a Delaware corporation (the “Company”), at a price of $3.30 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer and Trust Company (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 17, 2003, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) a number of Shares that represents at least a majority of the then outstanding Shares on a fully-diluted basis. The Offer is also subject to other conditions. See Section 14 of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 12, 2003 (the “Merger Agreement”), by and among Flexsteel, the Purchaser and the Company. The Merger Agreement provides that, among other things, the Purchaser will make the Offer and, after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Flexsteel or the Company or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL) will be converted into the right to receive $3.30 in cash, or any higher price that is paid in the Offer, without interest thereon.

In connection with the Merger Agreement, certain stockholders of the Company, who own 409,193 Shares in the aggregate (approximately 8% of the outstanding Shares on a fully-diluted basis), entered into Tender and Voting Agreements (the “Tender and Voting Agreements”), dated as of August 12, 2003, with Flexsteel and the Purchaser. Pursuant to the Tender and Voting Agreements, such stockholders have agreed, among other things, to tender the Shares held by them in the Offer and to grant Parent a proxy with respect to the voting of such Shares in favor of the Merger upon the terms and subject to the conditions set forth therein.

ACTING UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE, COMPRISED SOLELY OF INDEPENDENT DIRECTORS, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (I) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND APPROVED THE TENDER AND VOTING AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (III) RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which shall act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. Under no circumstances will interest be paid on the Offer Price for Shares tendered in the Offer, regardless of any extension of the Offer or any delay in making such payment.

The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, September 17, 2003, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

Subject to the terms of the Merger Agreement, the Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled Expiration Date if any of the conditions to the Purchaser’s obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer, (iii) extend the offer beyond the scheduled Expiration Date for an additional period of not more than 10 business days, if on the scheduled Expiration Date, there have been validly tendered and not withdrawn at least 80% of the outstanding Shares but less than 90% of the outstanding Shares on a fully-diluted basis or (iv) increase the Offer Price and extend the Offer to the extent required by law in connection with such increase. The Merger Agreement provides that if, on the scheduled Expiration Date, (i) any of the events set forth in paragraphs (a), (b) or (c) of Section 14 of the Offer to Purchase shall have occurred and be continuing (and the condition with respect thereto shall not have been waived by Purchaser), subject to the Purchaser’s right to terminate the Merger Agreement in accordance with its terms, the Purchaser must extend the Offer unless such conditions could not reasonably be expected to be satisfied by November 30, 2003 and (ii) any of the events set forth in paragraph (f) of Section 14 of the Offer to Purchase (but only with respect to unintentional failures of such representations and warranties to be true and correct) or paragraph (g) of Section 14 of the Offer to Purchase (but only with respect to non-willful breaches of, or failures to comply with, covenants and agreements) shall have occurred and be continuing (and the condition with respect thereto shall not have been waived by the Purchaser), subject to the Purchaser’s right to terminate the Merger Agreement in accordance with its terms, the Purchaser must extend the Offer to a date that is not less than 30 days from the date the Purchaser notified the Company of such event. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. The Purchaser may, but is not required to, subject to the terms of the Merger Agreement, provide a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) following the Expiration Date. A subsequent offering period is an additional period of time from three to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

Any extension of the period during which the Offer is open (or any decision to provide a subsequent offering period) will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after November 14, 2003. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal shall be determined by the Purchaser, in its sole discretion, and its determination shall be final and binding on all parties. If the Purchaser elects to provide a subsequent offering period, no withdrawal rights apply to Shares tendered during the subsequent offering period, and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain United States federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to the Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokerage Firms Call Collect: (212) 750-5833

August 20, 2003

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